McElvaine Investment Management Ltd.
200 Sun Life Plaza, 1100 Melville Street
Vancouver, BC, Canada V6E 4A6
Telephone: (604) 601-8345
Fax: (604) 601-8346

Tim McElvaine
Direct Line: (604) 601-8320
E-mail: tim@mcelvaine.com
Kim Nazaroff
Direct Line: (604) 601-8323
E-mail: kim@mcelvaine.com

July 3, 2003

Barbara Timmins
Commission des valeurs mobilieres du Quebec
800 Square Victoria, 22nd Floor
P.O. Box 246, Tour de la Bourse
Montreal, Quebec
H4Z 1G3

Barbara,

Thanks for your time earlier today. As you indicated you would pass on my comments, I thought it best if I follow-up our conversation with a letter.

As I mentioned, I respect and admire a number of the individuals on the Board of CINAR. I have however grown increasingly uncomfortable with the situation where the trustee of the voting trust is also Chairman of the Board. I believe in situations such as this there is no check and balance to ensure the Chair is acting in the best interests of all shareowners.

As we discussed, I encourage the QSC to:
1.	Consider separating the position of Chairman of the Board from the position of Trustee. I also encourage the QSC to ensure that Class B shareowners are involved in the selection and appointment of a Trustee.

2.	Alternatively, consider directing the Trustee not to vote the Variable Multiple Voting shares at any special or annual meeting of shareowners. This would allow the owners of the majority of CINAR's equity to decide the composition of the board. My lawyers have suggested to me this structure would not jeopardize CINAR's Canadian status.

I understand, as you indicated, the QSC is bound by the settlement agreement. I would appreciate if the QSC would give careful consideration to my comments.

Best Regards,

/s/ Tim McElvaine

cc: Robert Despres, Chairman of the Board, CINAR Corporation